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                                                                              |------------------------------|
                                                                              |        OMB APPROVAL          |
                                                                              |------------------------------|
                                                                              | OMB Number:        3235-0101 |
                                                                              | Expires:     August 31, 2003 |
                                UNITED STATES                                 | Estimated average burden     |
                      SECURITIES AND EXCHANGE COMMISSION                      | hours per response...... 2.0 |
                            WASHINGTON, D.C. 20549                            |------------------------------|
                                                                                     +-----------------------+
                                                                                     |     SEC USE ONLY      |
                                  FORM 144                                           +-----------------------+
                                                                                     | DOCUMENT SEQUENCE NO. |
                                                                                     |                       |
                   NOTICE OF PROPOSED SALE OF SECURITIES                             +-----------------------+
            PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                    | CUSIP NUMBER          |
                                                                                     |                       |
            ATTENTION: Transmit for filing 3 copies of this form                     +-----------------------+
                       concurrently with either placing an order                     | WORK LOCATION         |
                       with a broker to execute sale or executing                    |                       |
                       a sale directly with a market maker.                          +-----------------------+
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
1 (a) NAME OF ISSUER  (Please type or print)                                 (b) IRS IDENT. NO.               (c) S.E.C. FILE NO.

        Prosperity Bancshares, Inc.                                               74-2331986                       000-25051
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1 (d) ADDRESS OF ISSUER             STREET           CITY           STATE          ZIP CODE                   (e) TELEPHONE NO.
                                                                                                              ---------------------
                               4925 San Felipe     Houston          Texas           77027                      AREA CODE |  NUMBER

                                                                                                                  713      693-9300
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2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD         (b) IRS INDENT. NO.              (c) RELATIONSHIP
                                                                                                                  TO ISSUER

      Ned S. Holmes                                                                                              Chairman of the
                                                                                                                 Board
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2 (d) ADDRESS                       STREET           CITY           STATE          ZIP CODE

      55 Waugh Drive, Suite 1111                    Houston         Texas            77007
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
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 3(a)            (b)                                SEC USE ONLY  (c)          (d)          (e)          (f)           (g)
  Title of the   Name and Address of Each Broker   --------------  Number of   Aggregate     Number of   Approximate   Name of Each
    Class of     Through Whom the Securities are    Broker-Dealer   Shares       Market       Shares     Date of Sale   Securities
   Securities   to be Offered or Each Market Maker   File Number   or Other      Value       or Other    (See instr.    Exchange
   To Be Sold    who is Acquiring the Securities                    Units      (See instr.     Units        3(f))       (See instr.
                                                                  To Be Sold      3(d))     Outstanding  (MO. DAY YR.)     3(g))
                                                                  (See instr.               (See instr.
                                                                     3(c))                     3(e))
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
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Common Stock    Keefe Bruyette & Woods, Inc.
                787 7th Avenue, 4th Floor                            60,000   $1,066,200(1)   18,943,483    03/19/03      Nasdaq
                New York, New York 10019
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INSTRUCTIONS:
1.(a) Name of Issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code
2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director,
      10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code
3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
      by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

------------
(1) Based on the closing price of the Common Stock of Prosperity Bancshares on March 17, 2003 of $17.77 per share.


                       TABLE I--SECURITIES TO BE SOLD
   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
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
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  Title of    Date You                                        Name of Person from Whom Acquired      Amount of   Date of    Nature
  the Class   Acquired  Nature of Acquisition Transaction  (If gift, also give date donor acquired)  Securities  Payment  of Payment
                                                                                                      Acquired
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
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Common Stock   02/23/01  Pursuant to the merger of Commercial   Prosperity Bancshares, Inc.         662,470(2)  02/23/01 Exchange of
                         Bancshares, Inc. and Prosperity                                            330,390(2)          shares of
                         Bancshares, Inc.                                                                                Commercial
                                                                                                                         Bancshares,
                                                                                                                         Inc. common
                                                                                                                         stock
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
INSTRUCTIONS:
1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
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              TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS
  Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
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                                                                                                    Amount of
             Name and Address of Seller             Title of Securities Sold       Date of Sale     Securities     Gross Proceeds
                                                                                                       Sold
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
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Ned S. Holmes Profit Sharing Plan                       Common Stock                 12/19/02         7,500          $138,750
55 Waugh Drive, Suite 1111
Houston, Texas 77007
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
REMARKS:

(2) Has been adjusted to give effect to the 2 for 1 stock split effective May 31, 2002.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION:
The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


                   03/18/03
----------------------------------------------
               DATE OF NOTICE

             /s/ Ned S. Holmes
----------------------------------------------
                 Ned S. Holmes

  The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed
                            or printed signatures.
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     ATTENTION: Intentional misstatements or omission of facts constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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